April 22, 2020

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Irene Paik

Re:	Request for Effectiveness for AcelRx Pharmaceuticals, Inc.

Registration Statement on Form S-4 (File No. 333-237584)

Dear Ms. Paik:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), AcelRx Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Friday, April 24, 2020, or as soon thereafter as practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act. The Registrant respectfully requests that you notify Rama Padmanabhan of Cooley LLP at (858) 550-6024 or, in her absence, Nicole P. van de Leuv of Cooley LLP at (858) 550-6150 of such effectiveness and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Padmanabhan or Ms. van de Leuv at the telephone numbers above.

Very truly yours,

AcelRx Pharmaceuticals, Inc.

By:	/s/ Vincent J. Angotti
Name: Vincent J. Angotti
Title: Chief Executive Officer

cc:	Christopher D. Barnstable-Brown, Wilmer Cutler Pickering Hale and Dorr LLP

Rama Padmanabhan, Cooley LLP

AcelRx Pharmaceuticals, Inc    •    351 Galveston Drive, Redwood City, CA 94063    •    www.acelrx.com